Exhibit (a)(5)(iv)

BLUE BIRD CORPORATION CONFIRMS FINAL RESULTS OF SUCCESSFUL $50M TENDER OFFER

FORT VALLEY, Ga. — October 18, 2018 — Blue Bird Corporation (NASDAQ: BLBD) (“Blue Bird”) today announced the final results of its tender offer, which expired at 5:00 P.M., New York City time, on October 15, 2018.

Blue Bird has accepted for purchase (i) 1,782,568 shares of its common stock, $0.0001 par value per share (the “Common Stock”) at a price of $28.00 per share (the “Common Stock Offer Price”), and (ii) 364 shares of its 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), at a price of $241.69 per share, for an aggregate cost of approximately $50 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 6.54% of the shares of Common Stock outstanding and 0.39% of the shares of Preferred Stock outstanding. The tender offer was oversubscribed and pursuant to the terms of the tender offer, Shares were accepted on a pro rata basis. Blue Bird has been informed by Continental Stock Transfer & Trust Company, the depositary for the tender offer, that the proration factor for the tender offer (which represents the percentage of Shares properly tendered that were accepted for purchase by Blue Bird) is 8.08209% for shares of Common Stock and 0.3914% for shares of Preferred Stock. Payment for Shares purchased in the tender offer is expected to commence on October 19, 2018.

D.F. King & Co., Inc. served as information agent for the tender offer. Stockholders with questions may call D.F. King & Co., Inc. at (877) 896-3192 (toll free) or email BLBD@dfking.com.

About Blue Bird Corporation

Blue Bird Corporation (NASDAQ: BLBD) is the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since its formation in 1927 and approximately 180,000 buses in operation today. Blue Bird’s longevity and reputation in the school bus industry have made it an iconic American brand. Blue Bird distinguishes itself from its principal competitors by its singular focus on the design, engineering, manufacture and sale of school buses and related parts. As the only manufacturer of chassis and body production specifically designed for school bus applications, Blue Bird is recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, operating costs and drivability. In addition, Blue Bird is the market leader in alternative fuel applications with its propane-powered, electric and compressed natural gas-powered school buses. Blue Bird manufactures school buses at two facilities in Fort Valley, Georgia. Its Micro Bird joint venture operates a manufacturing facility in Drummondville, Quebec, Canada. Service and after-market parts are distributed from Blue Bird’s parts distribution center located in Delaware, Ohio. For more information on Blue Bird’s complete line of buses, visit www.blue-bird.com.

Blue Bird Corporation Additional Information

This document contains forward-looking statements about Blue Bird that speak only as of the communication made. Blue Bird disclaims any obligation to update these statements except as required by law. Many risks, contingencies and uncertainties could cause actual results to differ materially from Blue Bird’s forward-looking statements. Additional information concerning these and other factors can be found in Blue Bird’s filings with the U.S. Securities and Exchange Commission, including the most recent annual report on Form 10-K (including the information set forth under the caption “Risk Factors”), quarterly reports on Form 10-Q, and current reports on Form 8-K.